Exhibit 99.1

Summary of the Brookdale Senior Living Inc. Director Stock Purchase Plan

Under the compensation program applicable to the Company’s non-affiliated directors, each non-affiliated member of the Company’s Board of Directors has the opportunity to elect to receive either immediately vested shares or restricted stock units in lieu of up to 50% of his or her quarterly cash compensation.  Any immediately vested shares that are elected to be received will be issued pursuant to the Brookdale Senior Living Inc. Director Stock Purchase Plan (the “Plan”).

Under the director compensation program, all cash amounts are payable quarterly in arrears, with payments to be made on April 1, July 1, October 1 and January 1.  Any immediately vested shares that a director elects to receive under the Plan will be issued at the same time that cash payments are made.  The number of shares to be issued will be based on the closing price of the Company’s common stock on the date of issuance (i.e., April 1, July 1, October 1 and January 1), or if such date is not a trading date, on the previous trading day’s closing price.  Fractional amounts will be paid in cash.

The Board of Directors has initially reserved 100,000 shares of the Company’s common stock for issuance under the Plan.  The Board of Directors has also reserved the right to amend the Plan in any respect, or terminate the Plan, at any time.

The Plan is intended to comply with Rule 16b-3 under the Securities Exchange Act of 1934, and should be interpreted in accordance therewith.